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                                   FORM 6-K/C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001


                 -----------------------------------------------

                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                 -----------------------------------------------

                                12 CONCORDE PLACE
                                TORONTO, ONTARIO
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


            Form 20-F       X                    Form 40-F
                     -------------                        -------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                 Yes                                  No      X
                    -------------                       -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                 CELESTICA INC.
                                   FORM 6-K/C
                                MONTH OF MAY 2001


         Filed with this Form 6-K/C are the following Exhibits to the Company's Registration Statement on Form F-3 (Reg. No. 333-50240):

                  1.2 Underwriting Agreement, dated May 22, 2001, between Celestica Inc. and Banc of America Securities
                           LLC.

                  5.2      Opinion of Davies Ward Phillips & Vineberg LLP





         Exhibit
         -------


         99.1 Underwriting Agreement, dated May 22, 2001, between Celestica Inc. and Banc of America Securities LLC.

         99.2     Opinion of Davies Ward Phillips & Vineberg LLP



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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                CELESTICA INC.




Date: May 25, 2001              By:  /s/ Elizabeth DelBianco
                                     ---------------------------------------
                                     Name: Elizabeth DelBianco
                                     Title: Vice President & General Counsel




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                                  EXHIBIT INDEX
                                  -------------


         EXHIBIT                            DESCRIPTION
         -------                            -----------
         99.1 Underwriting Agreement, dated May 22, 2001, between Celestica Inc. and Banc of America Securities LLC.
         99.2              Opinion of Davies Ward Phillips & Vineberg LLP






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